June 20, 2008

BY EDGAR

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
File No. 000-23593

Dear Mr. Kronforst:

I write on behalf of VeriSign, Inc. (the “Company”) to acknowledge receipt of the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 29, 2008 (the “Comment Letter”) setting out additional comments with respect to VeriSign’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”), filed with the Commission on February 29, 2008 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Quarterly Report”), filed with the Commission on May 12, 2008. For unknown reasons, the Comment Letter only came to the attention of the Company on June 16, 2008.

The Company is actively engaged in reviewing the Comment Letter and preparing its response, and anticipates providing the Staff with a response by no later than June 27, 2008.

Mr. Mark Kronforst

Accounting Branch Chief

June 20, 2008

If the Staff wishes to contact us directly or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel, at (703) 948-4551, Paul B. Hudson, Vice President, Associate General Counsel, at (650) 426-4406, Luci Altman, Vice President, Associate General Counsel at (703) 948-3966, or me at (703) 948-4267.

Very truly yours,

/s/ Brian G. Robins
Brian G. Robins
Acting Chief Financial Officer VeriSign, Inc.

cc:	Mark Shannon
Evan Jacobson
Barbara Jacobs

Securities and Exchange Commission

Richard H. Goshorn
Paul B. Hudson
Luci Altman
Robynne D. Sisco

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP